AMERICAN GENE ENGINEERING CORP.
521 Fifth Avenue, Suite 1712
New York, NY 10175

May 14, 2014

Unites States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549
Attn:       Ethan Horowitz
Anne Nugyen Parker
Svitlana Sweat
Norman von Holtzendorff

Re:                      American Gene Engineer Corp.—Request to Withdraw
Registration Statement on Form S-1 (File Number 333-194918)

Ladies and Gentlemen:

On March 31, 2014, American Gene Engineer Corp., a Delaware corporation (the “Company”), filed Registration Statement No. 333-194918 on Form S-1 (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto.  No securities have been sold under the Registration Statement.  The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for any future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

U.S. Securities and Exchange Commission
May 14, 2014

If you have any questions regarding this letter, please contact the Company’s legal counsel, Matthew Chang of Chiang Law Office, P.C. by telephone at (415) 370-6731 or by email at matthew@chianglawpc.com.

Sincerely,

American Gene Engineer Corp.

/s/ Ming Lin
Ming Lin
Chief Executive Officer

Enclosures
CC:          Matthew Chang
Chiang Law Office, P.C.